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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AETHLON MEDICAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00808Y09
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00808Y09	Page	of

1	NAMES OF REPORTING PERSONS: Ellen R. Weiner Family Revocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

US

	5	SOLE VOTING POWER:

NUMBER OF		2,134,620*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,134,620*

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,134,620*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	See Response to Item 4 below.

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Item 1.
(a)	The name of the issuer is Aethlon Medical, Inc.

(b)	The address of the Issuer’s Principal Executive Offices is 3030 Bunker Hill Street, Suite 4000, San Diego, CA 92109.
Item 2.
(a)	The name of the Reporting Person filing this statement is the Ellen R. Weiner Family Revocable Trust, dated July 15, 2002, Ellen R. Weiner, trustee.

(b)	The business address of the Reporting Person is 10645 N. Tatum Boulevard Suite 200-166, Phoenix, AZ 85028.

(c)	Ellen R. Weiner is a citizen of the United States.

(d)	The title of the class of Securities is Common Stock, par value $.001 per share.

(e)	CUSIP Number: 0 0808Y09
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not Applicable: This statement is filed pursuant to 240.13d-1(c)
Item 4. Ownership
     The Reporting Person owns four Series A Convertible Notes (the “Notes”) with a total principal amount of $760,000 issued by Aethlon Medical, Inc. (the “Issuer”). The Notes are convertible into units (the “Units”) at a price of $.20 per Unit. Each Unit is composed of one share of Common Stock and one Common Stock Purchase Warrant (the “Warrant”) exercisable to purchase one share of Common Stock at a price of $.20 per share for a term of three years. If the Reporting Person converted the entire principal amount of the Notes and exercised the Warrants, it would own 7,600,000 shares of Common Stock, not counting any Common Stock the Reporting Person may already beneficially own as a result of open market purchases or otherwise. However, the Notes and Warrants contain provisions that the Reporting Person cannot, at any point, own more than 9.9% of the issued and outstanding Common Stock of the Issuer. Accordingly the Reporting Person may convert the Notes and exercise the Warrants only to the extent that its total beneficial ownership interest of Common Stock will not exceed 9.9% after such action, including any other shares of Common Stock that the Reporting Person may own.
(a)	The Reporting Person beneficially owns 2,134,620 shares.

(b)	The shares beneficially owned represent 9.9% of the Common Stock.

(c)	The Reporting Person has:

(i)	The sole power to vote 2,134,620 shares.

(ii)	No shared power to vote shares.

(iii)	The sole power to dispose of 2,134,620 shares.

(iv)	No shared power to dispose of shares.
Item 5. Ownership of Five Percent or Less of a Class
     Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ellen R. Weiner Family Revocable Trust

February 6, 2006	By:	/s/ Ellen R. Weiner

Date		Ellen R. Weiner, trustee